Citigroup Managed Futures LLC
                        731 Lexington Avenue - 25th Floor
                            New York, New York 10022

December 27, 2007

VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: John Hartz, Senior Assistant Chief Accountant

Re: Smith Barney AAA Energy Fund L.P. (the "Partnership") Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarterly period ended March 31, 2007 File No. 000-25921
     --------------------------------------------------------

Ladies and Gentlemen:

Pursuant to your comment letter dated November 16, 2007, the Partnership acknowledges the following:

     o the adequacy and accuracy of the disclosure in the Partnership's 2006 Form 10-K and its Form 10-Q for the quarter ended March 31, 2007 is the responsibility of the Partnership;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership's 2006 Form 10-K and its Form 10-Q for the quarter ended March 31, 2007; and

     o the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (212) 559-5046 with any questions.

Very truly yours,

/s/ Jennifer Magro

Jennifer Magro
Chief Financial Officer

cc:  Rita M. Molesworth
     Gabriel Acri